Filed Pursuant to Rule 433

Registration No: 333-134553

LEHMAN BROTHERS
Lehman Brothers Holdings Inc.

Floating Rate Put Bond Due September 15, 2022

Final Terms and Conditions

Issuer:	Lehman Brothers Holdings Inc

Issue Type:	Senior Medium Term Notes

Legal Format:	SEC Registered

Principal Amount:

$750,000,000 (includes $500,000,000 aggregate principal amount of Notes traded on August 23, 2007, which will form a single tranche with the $250,000,000 aggregate principal amount of Notes traded on August 21, 2007)

Ratings:	A1 (Moody’s)/A+ (S&P)/AA-(Fitch)

Issue Price:	100% of principal amount

Settlement Date:	August 28, 2007 (T+5)

Stated Maturity
Date:	September 15, 2022

Coupon:	3-month LIBOR (Reuters Screen LIBOR01 Page) plus 170 basis points

Interest Payment
Dates:	Quarterly on the 15th of each September, December, March and June, commencing September 15, 2007

Put Provision:

Noteholders have the right to put the notes to the Issuer in whole or in part on the Put Date at 100% of the principal amount thereof by providing notice within the Put Period in accordance with the procedures specified in the Issuer’s prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I.

Put Date:	September 15, 2012

Put Period:	No more than 45, no less than 30 days prior to the Put Date.

Make-Whole
Redemption:

Redeemable by the Issuer in whole or in part at any time on or after September 15, 2012, by providing notice within the Call Period in accordance with the procedures specified in the Issuer’s prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, at a redemption price equal to the greater of (a) 100% of the principal amount being redeemed or (b) as determined by Lehman Brothers Inc., the sum of the present values of the remaining scheduled payments of principal thereof and interest thereon (exclusive of interest accrued thereon through the redemption date and assuming that 3-month LIBOR through the Stated Maturity Date would remain constant as of the date of redemption) discounted to the redemption date of the notes being redeemed on a bond-equivalent yield basis (using the same interest rate convention as that used in computing interest on the notes) at a rate per annum equal to 3-month LIBOR as of the redemption date plus 20 basis points, plus in each case accrued and unpaid interest thereon to, but excluding, the redemption date.

Call Period:	No more than 60, no less than 30 days prior to the redemption date.

Day Count Basis:	Act/360

Business Day
Convention:	Modified Following, Adjusted

Interest Determination
Dates:	Two (2) London banking days prior to the first day of the relevant interest period

Denominations:	$1,000

CUSIP/ISIN:	52517P4Z1 / US52517P4Z12

Underwriter:	Lehman Brothers

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.